UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TRUETT-HURST, INC.
(Name of Company)

CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

897871109
(CUSIP Number)

Phillip L. Hurst
Truett-Hurst, Inc.
5610 Dry Creek Road
Healdsburg, CA 95448
(707) 433-9545
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 19, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 897871109
	(1) Name of reporting person	The Hurst Family Revocable Trust dated August 1, 2004
	(2) Check the appropriate box if a member of a group (see instructions)	(a) ☒ (b) ☐
(3) SEC use only
	(4) Source of funds (see instructions)	PF
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
	(6) Citizenship or place of organization	California
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power	1,148,614 (See Item 5)
	(8) Shared voting power	4,188,504 (See Item 5)
	(9) Sole dispositive power	1,148,614 (See Item 5)
	(10) Shared dispositive power	0
	(11) Aggregate amount beneficially owned by each reporting person	1,148,614 (See Item 5)
	(12) Check box if the aggregate amount in Row (11) excludes certain shares	☐
	(13) Percent of class represented by amount in Row (11)	16.28% (See Item 5)
	(14) Type of reporting person	OO

SCHEDULE 13D

CUSIP NO. 897871109
	(1) Name of reporting person	The Dolan 2003 Family Trust u/t/a dated June 5, 2003
	(2) Check the appropriate box if a member of a group (see instructions)	(a) ☒ (b) ☐
(3) SEC use only
	(4) Source of funds (see instructions)	PF
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
	(6) Citizenship or place of organization	California
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power	581,064 (See Item 5)
	(8) Shared voting power	4,188,504 (See Item 5)
	(9) Sole dispositive power	581,064 (See Item 5)
	(10) Shared dispositive power	0
	(11) Aggregate amount beneficially owned by each reporting person	581,064 (See Item 5)
	(12) Check box if the aggregate amount in Row (11) excludes certain shares	☐
	(13) Percent of class represented by amount in Row (11)	8.24% (See Item 5)
	(14) Type of reporting person	OO

SCHEDULE 13D

CUSIP NO. 897871109
	(1) Name of reporting person	The Dolan 2005 Family Trust u/t/d dated August 24, 2005
	(2) Check the appropriate box if a member of a group (see instructions)	(a) ☒ (b) ☐
(3) SEC use only
	(4) Source of funds (see instructions)	PF
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
	(6) Citizenship or place of organization	California
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power	581,064 (See Item 5)
	(8) Shared voting power	4,188,504 (See Item 5)
	(9) Sole dispositive power	581,064 (See Item 5)
	(10) Shared dispositive power	0
	(11) Aggregate amount beneficially owned by each reporting person	581,064 (See Item 5)
	(12) Check box if the aggregate amount in Row (11) excludes certain shares	☐
	(13) Percent of class represented by amount in Row (11)	8.24% (See Item 5)
	(14) Type of reporting person	OO

SCHEDULE 13D

CUSIP NO. 897871109
	(1) Name of reporting person	Hambrecht Wine Group, L.P.
	(2) Check the appropriate box if a member of a group (see instructions)	(a) ☒ (b) ☐
(3) SEC use only
	(4) Source of funds (see instructions)	Not applicable
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
	(6) Citizenship or place of organization	California
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power	563,472 (See Item 5)
	(8) Shared voting power	4,188,504 (See Item 5)
	(9) Sole dispositive power	563,472 (See Item 5)
	(10) Shared dispositive power	0
	(11) Aggregate amount beneficially owned by each reporting person	563,472 (See Item 5)
	(12) Check box if the aggregate amount in Row (11) excludes certain shares	☐
	(13) Percent of class represented by amount in Row (11)	7.99% (See Item 5)
	(14) Type of reporting person	PN

SCHEDULE 13D

CUSIP NO. 897871109
	(1) Name of reporting person	Barrie Graham
	(2) Check the appropriate box if a member of a group (see instructions)	(a) ☒ (b) ☐
(3) SEC use only
	(4) Source of funds (see instructions)	PF
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
	(6) Citizenship or place of organization	California
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power	177,668 (See Item 5)
	(8) Shared voting power	4,188,504 (See Item 5)
	(9) Sole dispositive power	177,668 (See Item 5)
	(10) Shared dispositive power	0
	(11) Aggregate amount beneficially owned by each reporting person	177,668 (See Item 5)
	(12) Check box if the aggregate amount in Row (11) excludes certain shares	☐
	(13) Percent of class represented by amount in Row (11)	2.52% (See Item 5)
	(14) Type of reporting person	IN

SCHEDULE 13D

CUSIP NO. 897871109
	(1) Name of reporting person	Forrester Hambrecht
	(2) Check the appropriate box if a member of a group (see instructions)	(a) ☒ (b) ☐
(3) SEC use only
	(4) Source of funds (see instructions)	Not applicable
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
	(6) Citizenship or place of organization	California
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power	132,846 (See Item 5)
	(8) Shared voting power	4,188,504 (See Item 5)
	(9) Sole dispositive power	132,846 (See Item 5)
	(10) Shared dispositive power	0
	(11) Aggregate amount beneficially owned by each reporting person	132,846 (See Item 5)
	(12) Check box if the aggregate amount in Row (11) excludes certain shares	☐
	(13) Percent of class represented by amount in Row (11)	1.88% (See Item 5)
	(14) Type of reporting person	IN

SCHEDULE 13D

CUSIP NO. 897871109
	(1) Name of reporting person	Virginia Marie Lambrix
	(2) Check the appropriate box if a member of a group (see instructions)	(a) ☒ (b) ☐
(3) SEC use only
	(4) Source of funds (see instructions)	Not applicable
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
	(6) Citizenship or place of organization	California
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power	158,480 (See Item 5)
	(8) Shared voting power	4,188,504 (See Item 5)
	(9) Sole dispositive power	158,480 (See Item 5)
	(10) Shared dispositive power	0
	(11) Aggregate amount beneficially owned by each reporting person	158,480 (See Item 5)
	(12) Check box if the aggregate amount in Row (11) excludes certain shares	☐
	(13) Percent of class represented by amount in Row (11)	2.25% (See Item 5)
	(14) Type of reporting person	IN

SCHEDULE 13D

CUSIP NO. 897871109
	(1) Name of reporting person	The Carroll-Obremskey Family Revocable Trust dated April 5, 1996
	(2) Check the appropriate box if a member of a group (see instructions)	(a) ☒ (b) ☐
(3) SEC use only
	(4) Source of funds (see instructions)	PF
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
	(6) Citizenship or place of organization	California
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power	845,296 (See Item 5)
	(8) Shared voting power	4,188,504 (See Item 5)
	(9) Sole dispositive power	845,296 (See Item 5)
	(10) Shared dispositive power	0
	(11) Aggregate amount beneficially owned by each reporting person	845,296 (See Item 5)
	(12) Check box if the aggregate amount in Row (11) excludes certain shares	☐
	(13) Percent of class represented by amount in Row (11)	11.98% (See Item 5)
	(14) Type of reporting person	OO

Item 1.	Security and Company.

This Schedule 13D (the “Schedule”) relates to the Class A Common Stock, $0.001 par value (the “Shares”), of Truett-Hurst, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 5610 Dry Creek Road, Healdsburg, California 95448.

Item 2.	Identity and Background.

(a) This Schedule is being filed by The Hurst Family Revocable Trust dated August 1, 2004 (the “Hurst Trust”), The Dolan 2003 Family Trust u/t/a dated June 5, 2003 (the “Dolan 2003 Trust”), The Dolan 2005 Family Trust u/t/d dated August 24, 2005 (the “Dolan 2005 Trust”), Hambrecht Wine Group, L.P. (“HWG”), a California limited partnership, Barrie Graham, Forrester Hambrecht, Virginia Marie Lambrix and The Carroll-Obremskey Family Revocable Trust dated April 5, 1996 (the “Carroll Trust”).

The general partner of HWG is Hambrecht Wine Management, Inc. (“HWM”), a California corporation, which is wholly owned by The Hambrecht 1980 Revocable Trust (the “Hambrecht Trust”). William R. Hambrecht is the trustee of the Hambrecht Trust and the only officer or director of HWM.

(b) The address of the Hurst Trust is 894 Chiquita Road, Healdsburg, California 95448.

The address of the Dolan 2003 Trust is 190 Spur Ridge Court, Healdsburg, California 95448.

The address of the Dolan 2005 Trust 415 Oak Park Avenue, Ukiah, California 95482.

The business address of HWG and HWM is 4035 Westside Road, Healdsburg, California 95448.

The address of the Hambrecht Trust and the residence of William R. Hambrecht is 2500 Steiner Street, San Francisco, California 94115.

The residence of Barrie Graham is 487 Wilson Avenue, Novato, California 94947.

The residence of Forrester Hambrecht is 7170 Trenton-Healdsburg Road, Forestville, California 95436.

The residence of Virginia Marie Lambrix is 11169 Terrace Drive, Forestville, California 95436.

The residence of the Carroll Trust is 60 Normandie Terrace, San Francisco, California 94115.

(c) The Hurst Trust, the Dolan 2003 Trust, the Dolan 2005 Trust, the Hambrecht Trust, and the Carroll Trust are family trusts for the benefit of the family of the trustee of each.

Barrie Graham’s present principal occupation is the Chief Operating Officer of WR Hambrecht + Co, LLC, a California limited liability company, which is a financial services firm whose business address is Pier 1, Bay 3, San Francisco, California 94111 (“WRH”).

The principal business of HWG and HWM is vineyard management.

William R. Hambrecht’s present principal occupation is Chief Executive Officer of WRH.

Forrester Hambrecht’s present principal occupation is manager of Hambrecht Vineyards, a California sole proprietorship, which is a vineyard whose business address is 4035 Westside Road, Healdsburg, CA 95448.

Virginia Marie Lambrix’s present principal occupation is the Director of Winemaking of the Issuer.

(d) None of the persons or entities listed in Item 2(a) above has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the persons or entities listed in Item 2(a) above, in the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Barrie Graham, Virginia Marie Lambrix, Forrester Hambrecht and William R. Hambrecht are all citizens of the United States.

Item 3.	Source and Amount of Other Funds or Consideration.

The interests described in this Schedule were acquired as follows:

1) a series of private transactions among members of H.D.D. LLC, a subsidiary of the Issuer (“HDD”), prior to the incorporation of the Issuer; pursuant to an exchange agreement (described in Item 5 below), these interests (“LLC Units”) are exchangeable for Shares on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications, or for cash, at the election of the Issuer; the aggregate number of LLC Units held by the persons listed in Item 2(a) is 4,017,804; and

2) Shares purchased in the Issuer’s initial public offering with personal funds for the public offering price of $6.00 per share, or $1,024,200 in the aggregate; the aggregate number of Shares held by the persons in Item 2(a) is 170,700.

Item 4.	Purpose of Transaction.

The interests described in this Schedule were acquired for investment purposes.  At the time of the Issuer’s initial public offering, each holder of LLC Units received one share of Class B common stock, par value $0.001 per share, of the Issuer (“Class B Shares”) which provides its holder with no economic rights but entitles the holder, without regard to the number of Class B Shares held by such holder, to one vote on matters presented to stockholders of the Issuer for each LLC Unit held by such holder.  Through their holdings of Shares and Class B Shares, the persons named in Item 5(a) will collectively control over 50% of the voting power of the Issuer and intend to vote their interests as a group.

Item 5.	Interest in Securities of the Issuer.

(a)(b) Pursuant to an exchange agreement, dated June 19, 2013, by and among the Issuer and the members of HDD, each member of HDD is entitled to exchange LLC Units for Shares on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications, or for cash, at the election of the Issuer.   The information listed in the table below is presented on an as-converted basis giving effect to the exchange of all LLC Units held by the persons listed in the below table for Shares, pursuant to the exchange agreement, together with the Shares purchased in the Issuer’s initial public offering by certain of the persons listed below.  The column “Percentage of class beneficially owned” represents the percentage of voting power of each person, taking into account holdings of both Shares and Class B Shares.

Name of owner	Shares beneficially owned	Percentage of class beneficially owned(1)	Sole voting power	Shared voting power	Sole dispositive power	Shared dispositive power
The Hurst Family Revocable Trust dated August 1, 2004	1,148,614	16.28%	1,148,614	4,188,504	1,148,614	-
The Dolan 2003 Family Trust u/t/a dated June 5, 2003	581,064	8.24%	581,064	4,188,504	581,064	-
The Dolan 2005 Family Trust u/t/d dated August 24, 2005	581,064	8.24%	581,064	4,188,504	581,064	-
Hambrecht Wine Group, L.P.(2)	563,472	7.99%	563,472	4,188,504	563,472	-
Barrie Graham	177,668	2.52%	177,668	4,188,504	177,668	-
Forrester Hambrecht	132,846	1.88%	132,846	4,188,504	132,846	-
Virginia Marie Lambrix	158,480	2.25%	158,480	4,188,504	158,480	-
The Carroll-Obremskey Family Revocable Trust dated April 5, 1996	845,296	11.98%	845,296	4,188,504	845,296	-

(1) Holders of LLC Units each hold one share of our Class B common stock.  Each holder of Class B common stock shall be entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each LLC Unit held by such holder.  The voting power of each person is diluted by two employees that were granted shares of restricted stock under the Issuer’s 2012 Stock Incentive Plan.  The restricted stock vests over three years and is subject to a right of repurchase or forfeiture.  Holders of the Issuer’s restricted stock are entitled to one vote for each share of restricted stock held by such holder.
(2) The general partner of HWG is Hambrecht Wine Management, Inc. (“HWM”), a California corporation, which is wholly owned by The Hambrecht 1980 Revocable Trust (the “Hambrecht Trust”). William R. Hambrecht is the trustee of the Hambrecht Trust and the only officer or director of HWM.

The persons listed in the above table have agreed to vote their interests in the Issuer, evidenced by both an aggregate of 170,700 Shares purchased in the Issuer’s initial public offering and one Class B Share held by each of them, as a group.  As such the number in the column “Shared voting power” represents the total voting power of the group.

(c) Not applicable

(d) Other than the persons listed in the table in Item 5(a), no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in Item 5(a).

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 5 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

The following exhibits are filed herewith:

Exhibit
A	Exchange Agreement (incorporated by reference to exhibit 10.2 to the Issuer’s Form 8-K, filed June 25, 2013)

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 28, 2013

/s/ Forrester R. Hambrecht
Forrester R. Hambrecht

/s/ Barrie Graham
Barrie Graham

/s/ Virginia Marie Lambrix
Virginia Marie Lambrix

THE HURST FAMILY REVOCABLE TRUST DATED AUGUST 1, 2004

	By:	/s/ Phillip L. Hurst
Phillip L. Hurst, Co-Trustee

	By:	/s/ Sylvia M. Hurst
Sylvia M. Hurst, Co-Trustee

HAMBRECHT WINE GROUP, L.P.,
a California limited partnership

	By:	HAMBRECHT WINE MANAGEMENT INC., a California corporation
	Its:	General Partner

	By:	/s/ William R. Hambrecht
William R. Hambrecht, Chairman

THE DOLAN 2005 FAMILY TRUST U/T/D DATED AUGUST 24, 2005

By:	/s/ Heath E. Dolan
Heath E. Dolan, Trustee

THE DOLAN 2003 FAMILY TRUST U/T/A DATED JUNE 5, 2003

By:	/s/ Paul E. Dolan
Paul E. Dolan, III, Trustee

THE CARROLL-OBREMSKEY FAMILY REVOCABLE TRUST DATED APRIL 5, 1996

By:	/s/ Daniel A. Carroll
Daniel A. Carroll, Trustee

By:	/s/ Stasia A. Obremskey
Stasia A. Obremskey, Trustee